Exhibit 1

SYNERON MEDICAL LTD.

Tavor Building, Soltam Industrial Zone,

Yokneam Illit 20692,

Israel

August 28, 2006

Dear Shareholder:

        You are cordially invited to attend an Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), scheduled to be held at the offices of the Company, Tavor Building, 3rd floor, Soltam Industrial Zone, Yokneam Illit, 20692, Israel on September 28, 2006 at 11:00 a.m. Israel local time.

        As described in the accompanying Notice of the Annual General Meeting of Shareholders and Proxy Statement, shareholders will be asked to (1) vote on the re-election of director, Mr. Butler, whose current term expires at the meeting, (2) vote on the re-election of director, Ms. Krindel, whose current term expires at the meeting, (3) approve the re-appointment of independent auditors for the Company’s 2006 fiscal year and an additional period until the next Annual General Meeting, (4) authorize the Board of Directors and the Audit Committee to fix the independent auditors’ remuneration for auditing services and for additional services, (5) approve the increase in scope of service of Dr. Eckhouse and the terms of an option grant to Dr. Eckhouse in accordance with the Israeli Companies Law 1999 requirement for approval of related parties transactions, (6) approve the option grant to Dr. Kreindel in accordance with the Israeli Companies Law 1999 requirement for related parties transactions, (7) approve the option grant to Mr. Butler in accordance with the Israeli Companies Law 1999 requirement for related parties transactions, (8) approve the option grant to Ms. Krindel in accordance with the Israeli Companies Law 1999 requirement for related parties transactions, (9) update the D&O Insurance coverage, (10) amend the Company’s Articles of Association to allow additional reimbursement of expenses and to amend the Company’s undertakings to our Office Holders to add such additional reimbursements pursuant to the amendments to the Israeli Companies Law 1999, which allows such additional reimbursements, and (11) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

        Your vote is very important, regardless of the number of shares you own. I urge you to vote your proxy as soon as possible. Whether or not you plan to attend the Annual General Meeting in person, I urge you to sign, date and promptly return the enclosed proxy card in the accompanying postage prepaid envelope. Even if you have previously returned your proxy card, you may, of course, attend the Annual General Meeting in person, withdraw your proxy and vote personally on any matters properly brought before the meeting.

        On behalf of the Board of Directors and all of the employees of the Company, I wish to thank you for your continued support of the Company.

Sincerely yours, Dr. Shimon Eckhouse Chairman of the Board

SYNERON MEDICAL LTD.

Tavor Building, Soltam Industrial Zone,

Yokneam Illit 20692, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on September 28, 2006

        The Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), will be held at the offices of the Company, Tavor Building, 3rd floor, Soltam Industrial Zone, Yokneam Illit, 20692, Israel on September 28, 2006 at 11:00 a.m. Israel local time, subject to adjournment or postponement by the Board of Directors, for the following purposes:

1.	vote on the re-election of director, Mr. Butler, whose current term expires at the meeting;
2.	vote on the re-election of director, Ms. Krindel, whose current term expires at the meeting;
3.	approve the re-appointment of independent auditors for the Company’s 2006 fiscal year and an additional period until the next Annual General Meeting;
4.	authorize the Board of Directors and the Audit Committee to fix the independent auditors’ remuneration for auditing services and for additional services;
5.	approve the increase in scope of service of Dr. Eckhouse and the terms of an option grant to Dr. Eckhouse in accordance with the Israeli Companies Law 1999 requirement for approval of related parties transactions;
6.	approve the option grant to Dr. Kreindel in accordance with the Israeli Companies Law 1999 requirement for related parties transactions;
7.	approve the option grant to Mr. Butler in accordance with the Israeli Companies Law 1999 requirement for related parties transactions;
8.	approve the option grant to Ms. Krindel in accordance with the Israeli Companies Law 1999 requirement for related parties transactions;
9.	update the D&O Insurance coverage;
10.	amend the Company’s Articles of Association to allow additional reimbursement of expenses and to amend the Company’s undertakings to our Office Holders to add such additional reimbursements pursuant to the amendments to the Israeli Companies Law 1999, which allows such additional reimbursements; and
11.	approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

        The Company will also lay before the meeting the financial statements of the Company for the fiscal year ended December 31, 2005 pursuant to the provisions of the Israeli Companies Law 1999 (the “Companies Law”). These financial statements are also available on the Company’s web site: http://www.syneron.com/.

        Only holders of record of ordinary shares of the Company, par value NIS0.01 per share (the “Ordinary Shares”) on August 14, 2006, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournment or postponement thereof.

        In order to constitute a quorum for the conduct of business at the General Meeting, it is necessary that holders of 40% of all outstanding Ordinary Shares be present in person or be represented by proxy. Your attention is called to the accompanying proxy statement. To assure your representation at the General Meeting, please date, sign and mail the enclosed proxy, for which a return envelope is provided. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

By order of the Board of Directors, David Seligman Chief Financial Officer

Yokneam Illit, Israel
August 28, 2006

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY.

If you have any questions, or have any difficulty voting your shares, please contact David Seligman, Esq., Chief Financial Officer at (972 4) 9096200.

TABLE OF CONTENTS

Notice of Annual General Meeting of Shareholders

PROXY STATEMENT

Proposal No. 1	RE-ELECTION OF DIRECTOR, MR. BUTLER, WHOSE CURRENT TERM EXPIRES AT THE MEETING

Proposal No. 2	RE-ELECTION OF DIRECTOR, MS. KRINDEL, WHOSE CURRENT TERM EXPIRES AT THE MEETING

Proposal No. 3	RE-APPOINTMENT OF INDEPENDENT AUDITORS FOR THE COMPANY'S 2006 FISCAL YEAR AND AN ADDITIONAL PERIOD UNTIL THE NEXT ANNUAL GENERAL MEETING

Proposal No. 4	AUTHORIZE THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE TO FIX THE INDEPENDENT AUDITORS' REMUNERATION FOR AUDITING SERVICES AND FOR ADDITIONAL SERVICES

Proposal No. 5	APPROVE THE INCREASE IN SCOPE OF SERVICE OF DR. ECKHOUSE AND THE TERMS OF AN OPTION GRANT TO DR. ECKHOUSE IN ACCORDANCE WITH THE ISRAELI COMPANIES LAW 1999 REQUIREMENT FOR APPROVAL OF RELATED PARTIES TRANSACTIONS

Proposal No. 6	APPROVE THE OPTION GRANT TO DR. KREINDEL IN ACCORDANCE WITH THE ISRAELI COMPANIES LAW 1999 REQUIREMENT FOR RELATED PARTIES TRANSACTIONS

Proposal No. 7	APPROVE THE OPTION GRANT TO MR. BUTLER IN ACCORDANCE WITH THE ISRAELI COMPANIES LAW 1999 REQUIREMENT FOR RELATED PARTIES TRANSACTIONS

Proposal No. 8	APPROVE THE OPTION GRANT TO MS. KRINDEL IN ACCORDANCE WITH THE ISRAELI COMPANIES LAW 1999 REQUIREMENT FOR RELATED PARTIES TRANSACTIONS

Proposal No. 9	UPDATE OF THE D&O INSURANCE COVERAGE

Proposal No. 10	AMEND THE COMPANY’S ARTICLES OF ASSOCIATION TO ALLOW ADDITIONAL REIMBURSEMENT OF EXPENSES AND TO AMEND THE COMPANY’S UNDERTAKINGS TO OUR OFFICE HOLDERS TO ADD SUCH ADDITIONAL REIMBURSEMENTS PURSUANT TO THE AMENDMENTS TO THE ISRAELI COMPANIES LAW 1999, WHICH ALLOWS SUCH ADDITIONAL REIMBURSEMENTS

i

SYNERON MEDICAL LTD.

Tavor Building, Soltam Industrial Zone,

Yokneam Illit 20692,

Israel

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
September 28, 2006

INTRODUCTION

        This proxy statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Syneron Medical Ltd., an Israeli corporation (the “Company”), of proxies for use at the Annual General Meeting of Shareholders of the Company scheduled to be held at the offices of the Company located at Tavor Building, 3rd floor, Soltam Industrial Zone, Yokneam Illit, 20692, Israel on September 28, 2006 at 11:00 a.m. Israel local time, and at any and all postponements and adjournments thereof.

INFORMATION REGARDING VOTING AT THE ANNUAL GENERAL MEETING

General

        At the Annual General Meeting, the shareholders of the Company are being asked to consider and to vote (1) on the re-election of director Mr. Butler whose current term expires at the meeting (see proposal No. 1 at pages 3 and 4 of this proxy statement); (2) on the re-election of director Ms. Krindel whose current term expires at the meeting (see proposal No. 2 at pages 3 and 4 of this proxy statement); (3) to approve the re-appointment of the independent auditors of the Company for the 2006 fiscal year ending on December 31, 2006 and an additional period until the next Annual General Meeting (see proposal No. 3 at page 5 of this proxy statement); (4) to authorize the Board of Directors and the Audit Committee to fix the independent auditors’ remuneration for auditing services and for additional services; (see proposal No. 4 at page 6 of this proxy statement); (5) to approve the increase in scope of service of Dr. Eckhouse and the terms of an option grant to Dr. Eckhouse in accordance with the Israeli Companies Law 1999 requirement for approval of related parties transactions, (see proposal No. 5 at page 7-8 of this proxy statement); (6) to approve the option grant to Dr. Kreindel according to Israeli Companies Law 1999 requirement for related parties transactions (see proposal No. 6 at page 9 of this proxy statement); (7) to approve the option grant to Mr. Butler according to Israeli Companies Law 1999 requirement for related parties transactions (see proposal No. 7 at page 10 of this proxy statement); (8) to approve the option grant to Ms. Krindel according to Israeli Companies Law 1999 requirement for related parties transactions (see proposal No. 8 at page 10 of this proxy statement); (9) to update of the D&O Insurance coverage (see proposal No. 9 at page 11 of this proxy statement); (10) to amend the Company’s Articles of Association to allow additional reimbursement of expenses and to amend the Company’s undertakings to our Office Holders to add such additional reimbursements pursuant to the amendments to the Israeli Companies Law 1999, which allows such additional reimbursements (see proposal No. 10 at page 12-14 of this proxy statement); and (11) to approve such other business as may properly come before Annual General Meeting or any or all adjournments or postponements thereof.

        Shares represented by properly executed proxies received by the Company will be voted at the Annual General Meeting in the manner specified therein or, if no instructions are marked on the proxy card, FOR each of the proposals listed in this proxy statement. Although management does not know of any other matter to be acted upon at the Annual General Meeting, unless contrary instructions are given, shares represented by valid proxies will be voted by the persons named on the proxy card in accordance with their respective best judgment with respect to any other matters that may properly come before the Annual General Meeting.

        The approximate date on which this proxy statement and the enclosed proxy card are first being sent to shareholders is August 28, 2006.

Principal Executive Office

        The mailing address of the principal executive offices of the Company is Tavor Building, 3rd floor, Soltam Industrial Zone, P.O. Box 550 Yokneam Illit, 20692, Israel, and our telephone number there (972 4) 9096200.

Record Date and Voting

        August 14, 2006 has been set as the record date for the Annual General Meeting. Only shareholders of record on Monday August 14, 2006, will be entitled to notice of and to vote at the Annual General Meeting. On the record date 27,193,756 shares of the Company’s ordinary shares, par value NIS0.01 per share (the “Ordinary shares”), were outstanding. Each share of outstanding Ordinary Share is entitled to one vote on each matter to be voted on at the Annual General Meeting.

        The presence, in person or by proxy, of the holders of at least 40% of the voting power of the shares issued and outstanding and entitled to vote is necessary to constitute a quorum at the Annual General Meeting. In the event there are not sufficient votes for a quorum at the time of the Annual General Meeting, the Annual General Meeting will be adjourned by 7 days to Thursday, October 5, 2006 at 11:00 a.m. Israel local time, in order to permit the further solicitation of proxies.

        Abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum for the transaction of business. Resolutions are passed by a majority of the votes cast, and therefore votes that are withheld and broker non-votes will be excluded entirely from the vote and will have no effect.

        Any shareholder proposals that properly come before the General Meeting require, in general, the affirmative vote of a majority of the votes cast.

        Shareholders should complete and return the proxy card as soon as possible. To be valid, the proxy card must be completed in accordance with the instructions on it and received at the address set forth below by no later than 11:00 a.m., Israel local time, on September 28, 2006:

Syneron Medical Ltd.
Attn: Mr. David Seligman
Soltam Industrial Zone, P.O.Box 550
Yokneam Illit, 20692, Israel

Revocation of Proxies

        Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised. A proxy may be revoked by either:

—	delivering to the Chairman of the Board of the Company, prior to the commencement of the General Meeting, either a written notice of revocation or a duly executed proxy bearing a later date at the address set forth above; or

—	voting in person at the General Meeting.

Solicitation

        The Company is making this solicitation, and the cost of preparing, assembling and mailing the Notice of Annual General Meeting of Shareholders, this Proxy Statement and the enclosed proxy card will be paid by the Company. Following the mailing of this proxy statement, directors, officers and other employees of the Company may solicit proxies by mail, telephone, e-mail or in person. These persons will receive no additional compensation for these services. Brokerage houses and other nominees, fiduciaries and custodians nominally holding shares of Ordinary shares of record will be requested to forward proxy soliciting material to the beneficial owners of such shares and we will reimburse such persons for their reasonable expenses so incurred.

Proposals No. 1 & No. 2
RE-ELECTION OF CLASS II DIRECTORS

Background

        According to the Company’s Articles of Association, the directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote (except for the external directors who are elected according to the provisions of the Israeli Companies Law 1999 (the “Companies Law”)). At every Annual General Meeting a class of directors is elected, so that the regular term of only one class of directors expires annually. At this Annual General Meeting, the term of the second class, consisting of Mr. Butler and Ms. Krindel, will expire.

        The Nomination Committee, the Audit Committee and the Board of Directors have all recommended to re-elect Mr. Butler and Ms. Krindel as class II directors for an additional three-year term.

        There is no relationship between Ms. Yaffa Krindel and Dr. Michael Kreindel who is also a director and the Chief Technology Officer.

        The remaining members of the Board are: (1) Dr. Shimon Eckhouse, Chairman of the Board who is class III director, his term expiring at the Annual General Meeting to be held during 2007, (2) Dr. Michael Kreindel, Director and Chief Technology Officer who is class I director, his term expiring at the Annual General Meeting to be held during 2008, (3) Dr. Michael Angel, External Director (independent for NASDAQ purposes), his term expiring during 2007, and (4) Mr. Dan Suesskind, External Director (independent for NASDAQ purposes), his term expiring during 2007.

Nominees for Election

        Set forth below are the names and certain information concerning the persons recommended by the Nomination Committee, the Audit Committee and the Board of Directors. The information set forth below as to the nominee has been furnished by the nominee.

Name	Age	Term Expires	Background
Mr. Marshall Butler	79	2009	Mr. Butler has served as a director since October 2003. Mr. Butler is a co-founder and has served as chairman of both First Israel Mezzanine Investors Fund and Israeli Infinity Venture Capital Fund since 1996. Mr. Butler is a director of Shellcase Ltd., Galil Medical Ltd., New York State Council of Humanities and A.R.T. New York. Mr. Butler served as chairman of Nitzanim, AVX/Kyocera Corporation from 1994 to 2001. Mr. Butler served as chief executive officer and chairman of AVX Corporation from 1974 to 1993 and as director of Kyocera Venture Capital from 1990 to 1994. Mr. Butler is on the board of governors of the Technion Institute in Haifa, Israel. In 1998, Mr. Butler received the Israeli Prime Minister's award for his contribution to Israeli industry. In 2001, he received an Honoree Doctorate from the Technion Institute.

Name	Age	Term Expires	Background
Ms. Yaffa Krindel	51	2009	Ms. Krindel has served as a director since November 2005. She is currently serving as a partner in the Herzlia, Israel office of STAR Ventures, a private venture capital partnership headquartered in Munich, Germany. Ms. Krindel joined Star Ventures in 1997 as the managing partner of Star Ventures in Israel. Before joining STAR Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company in NASDAQ (now part of Avaya Inc.), a data communication systems company for the enterprise market. From 1993 to 1997 she served as CFO of BreezeCOM Ltd. (now part of Alvarion Ltd.), a Point-to-Multipoint (PMP) Broadband Wireless Access company headquartered in Tel Aviv. Ms. Krindel currently serves on the boards of OrSense Ltd., Trivnet Inc., Negevtech Ltd., Siano Mobile Silicon Inc., Alfy Inc. and Broadlight Incorporated. Ms. Krindel has earned M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

        The Company has been advised by the nominees named in this proxy statement that they are willing to be named as such herein and are willing to serve as a director if elected. However, if any of the nominees should be unable to serve as a director, the enclosed proxy will be FOR a substitute nominee selected by the Board of Directors.

Board Recommendation and Required Vote for Proposal No. 1

        The Board of Directors recommends that you vote FOR the re-election of Mr. Butler. Unless authority to do so is withheld, the proxy holder named in each proxy will vote the shares represented thereby FOR the re-election of Mr. Butler.

Board Recommendation and Required Vote for Proposal No. 2

        The Board of Directors recommends that you vote FOR the re-election of Ms. Krindel. Unless authority to do so is withheld, the proxy holder named in each proxy will vote the shares represented thereby FOR the re-election of Ms. Krindel.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve each of the above resolutions.

Proposal No. 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS FOR THE COMPANY’S 2006
FISCAL YEAR AND AN ADDITIONAL PERIOD UNTIL THE NEXT ANNUAL GENERAL
MEETING

        In accordance with the Companies Law, the Company’s shareholders have the authority to appoint the Company’s independent auditors. At the meeting, shareholders will be asked to re-appoint the independent registered public accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the Company’s 2006 fiscal year ending December 31, 2006 and an additional period until the next Annual General Meeting.

Board Recommendation and Required Vote

        The Board of Directors recommends that you vote FOR the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the Company’s 2006 fiscal year ending December 31, 2006 and an additional period until the next Annual General Meeting.

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

Proposal No. 4

AUTHORIZE THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE TO FIX
THE INDEPENDENT AUDITORS’ REMUNERATION FOR AUDITING SERVICES AND
FOR ADDITIONAL SERVICES

        In accordance with the Companies Law, the Company’s shareholders have the authority to authorize the Board of Directors to fix the remuneration for our independent auditors, the independent registered public accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global for the auditing services related to the Company’s 2006 fiscal year ending December 31, 2006 and such additional term until the next Annual General Meeting, such fee to include, without limitation, all related auditing services of the Company and its subsidiaries worldwide, including consolidation and tax report preparation and submission, and from time to time to fix such auditors remuneration for additional services. Under the US Securities Exchange Act of 1934 and the NASDAQ rules, the Audit Committee should approve the independent auditors fees. In order to comply with both applicable laws, the Company has adopted a policy in which the Audit Committee approves the fees and thereafter the Board of Directors approves the fees.

Board Recommendation and Required Vote

        The Board of Directors recommends that you vote FOR authorizing the Board of Directors and the Audit Committee of our Board to fix the remuneration of our independent registered public accounting firm for their auditing services related to the Company’s 2006 fiscal year and additional period until the next Annual General Meeting and for any other additional services approved by the Audit Committee.

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

Proposal No. 5

APPROVE THE INCREASE IN SCOPE OF SERVICE OF DR. ECKHOUSE AND THE
TERMS OF AN OPTION GRANT TO DR. ECKHOUSE IN ACCORDANCE WITH THE
ISRAELI COMPANIES LAW 1999 REQUIREMENT FOR APPROVAL OF RELATED
PARTIES TRANSACTIONS

Background

        The Companies Law requires that a transaction concerning compensation of a director in any capacity be approved by the Company’s Audit Committee, Board of Directors and Shareholders.

        The Shareholders have previously approved, in the Annual General Meeting dated June 22, 2005, that it is in the Company’s best interests to seek the services of Dr. Shimon Eckhouse through a company controlled by Dr. Eckhouse (the “Management Company”). Dr. Eckhouse currently also serves as the Chairman of the Board of Directors.

        In that shareholders resolution, the Shareholders approved the grant of options to purchase 100,000 Ordinary Shares to Dr. Eckhouse or the Management Company, to be granted at the next option grant made by the Company. The vesting schedule and exercise price were to be determined upon the grant of these options. Since then and until February 9, 2006, the Company has not addressed the issue of such grant. On February 9, 2006, our Compensation Committee, our Audit Committee and the Board of Directors approved, at meetings held on that same day (collectively the “Meetings”) resolved to issue to Dr. Eckhouse options, pursuant to our stock incentive plans, to purchase 100,000 Ordinary Shares at an exercise price of US$27.73 per share, which is the closing price of our shares on the Nasdaq Global Markets on February 9, 2006. These options shall vest on a quarterly basis, over three years, beginning on September 30, 2006.

        Apart from this grant, Dr. Eckhouse has not been granted options in the Company. This grant currently reflects less than 0.368% of our outstanding share capital.

        In addition, at the Meetings, the Compensation Committee, the Audit Committee and the Board of Directors, have all reviewed the continuous and increased efforts that were required from Dr. Eckhouse in the furtherance of the Company’s interests and as a consequence have all adopted resolutions approving the increase in the scope of service between the Company and the Management Company (the “Increase of Scope of Service”) and the corresponding adjustment of the fee paid to the Management Company due to the Increase of Scope of Service. Dr. Eckhouse was not present and did not vote in any committee or Board meeting concerning the Increase of Scope of Service. The main updated service terms reflecting the Increase of Scope of Service and the terms of the options granted to Dr. Eckhouse are:

Scope of Service	The scope of service will be increased from 60% of a full time position to 80% of a full time position.

Fee	The Management Company shall be entitled to a monthly retainer of a gross sum of US$20,750 plus VAT (reflecting a proportional increase to the Increase of Scope of Service).

Effective Date	The Increase of Scope of Service and the increased fee is effective as of November 1, 2005, subject to this shareholder approval.

Options	options to purchase 100,000 Ordinary Shares (already approved by the shareholders), at the following terms: (1) exercise price per share US$27.73 (2) quarterly vesting over 3 years, first vesting date on September 30, 2006 (3) all other terms as set out in the Company's respective stock incentive plan(s).

General	The rest of the terms of engagement with Dr. Eckhouse shall remain as previously approved by the Shareholders.

        In view of the above resolutions, the Company wishes to seek the approval of the shareholders at the Annual General Meeting for the update of service terms between the Company and the Management Company and Dr. Eckhouse and the approval of the terms of the options to be granted to Dr. Eckhouse.

Board Recommendation and Required Vote

        The Board of Directors, in light of the recommendations of the Compensation Committee and the Audit Committee, recommends that you vote FOR the approval of update of service terms with the Management Company for the services of Dr. Eckhouse and the approval of the grant of the options described above to Dr. Eckhouse.

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

Proposal No. 6

APPROVAL OF OPTION GRANT TO DR. KREINDEL ACCORDING TO ISRAELI
COMPANIES LAW 1999 REQUIREMENT FOR RELATED PARTIES TRANSACTIONS

Background

        The Companies Law requires that a transaction concerning compensation of a director in any capacity be approved by the Company’s Audit Committee, Board of Directors and Shareholders.

        Dr. Kriendel, the Chief Technology Officer of the Company and one of our Directors since the Company’s incorporation, was never granted options.

        On February 9, 2006, our Compensation Committee, our Audit Committee and the Board of Directors approved, at meetings held on that same day resolved to issue, subject to shareholder approval, to Dr. Kreindel options, pursuant to our stock incentive plans, to purchase 100,000 Ordinary Shares at an exercise price of US$27.73 per share, which is the closing price of our shares on the Nasdaq Global Markets on February 9, 2006. These options shall vest on a quarterly basis, over three years, beginning on September 30, 2006. This grant currently reflects less than 0.368% of the outstanding share capital.

In view of the above resolution, the Company wishes to seek the approval of the shareholders at the Annual General Meeting for the issue of options to Dr. Kreindel.

Board Recommendation and Required Vote

        The Board of Directors, in light of the recommendations of the Compensation Committee and the Audit Committee, recommends that you vote FOR the approval of the grant of the options described above to Dr. Kreindel.

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

Proposal No. 7 and 8

APPROVAL OF OPTION GRANT TO MR. BUTLER AND MS. KRINDEL ACCORDING
TO ISRAELI COMPANIES LAW 1999 REQUIREMENT FOR RELATED PARTIES
TRANSACTIONS

Background

        The Companies Law requires that a transaction concerning compensation of a director in any capacity be approved by the Company’s Audit Committee, Board of Directors and Shareholders.

        Mr. Butler has been a director in the Company since October 2003 and was never granted options in his capacity as director.

        On February 9, 2006 as amended on August 2006, our Compensation Committee, our Audit Committee and the Board of Directors approved, at meetings held on that same day, to issue to Mr. Butler, subject to shareholder approval, options pursuant to our stock incentive plans, as follows: (i) fully vested options to purchase 4,000 Ordinary Shares for his service during 2005, and (ii) options to purchase 4,000 Ordinary Shares to vest quarterly during 2006 and for each full year of service thereafter. The award was made at an exercise price per share of US$27.73, which is the closing price of our shares on the Nasdaq Global Markets on February 9, 2006.

        Ms. Yaffa Krindel has been a director in the Company since November 2005 and was never granted options in her capacity as director.

        On February 9, 2006 as amended on August 2006, our Compensation Committee, our Audit Committee and the Board of Directors approved, at meetings held on that same day, to issue to Ms. Krindel, subject to shareholder approval, options pursuant to our stock incentive plans, as follows: (i) options to purchase 4,000 Ordinary Shares to vest quarterly during 2006 and for each full year of service thereafter. The award was made at an exercise price per share of US$27.73, which is the closing price of our shares on the Nasdaq Global Markets on February 9, 2006.

        In view of the above resolution, the Company wishes to seek the approval of the shareholders at the Annual General Meeting for the issue of options to Mr. Butler and Ms. Krindel.

Board Recommendation and Required Vote

        The Board of Directors, in light of the recommendations of the Compensation Committee and the Audit Committee, recommends that you vote FOR the approval of the grant of the options described above to Mr. Butler and Ms. Krindel.

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

Proposal No. 9

UPDATE OF THE OFFICE HOLDER’S D&O INSURANCE COVERAGE

Background

        The Companies Law requires that a transaction concerning compensation of a director in any capacity be approved by the Company’s Audit Committee, Board of Directors and Shareholders.

        Upon advice received from our insurance advisors, the Audit Committee and the Board of Directors have recently adopted a resolution to increase the coverage of our Directors and Officers’ (D&O) Insurance to US$30million, due to the increase in Company valuation.

        In view of the above resolutions, the Company wishes to seek the approval of the shareholders at the Annual General Meeting for the increase of the D&O coverage.

Board Recommendation and Required Vote

        The Board of Directors, in light of the recommendation of the Audit Committee, recommends that you vote FOR the approval of the increase in the coverage of the D&O Insurance to a total of US$30 million.

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

Proposal No. 10

AMEND THE COMPANY’S ARTICLES OF ASSOCIATION TO ALLOW ADDITIONAL
REIMBURSEMENT OF EXPENSES AND TO AMEND THE COMPANY’S
UNDERTAKINGS TO OUR OFFICE HOLDERS TO ADD SUCH ADDITIONAL
REIMBURSEMENTS PURSUANT TO THE AMENDMENTS TO THE ISRAELI
COMPANIES LAW 1999, WHICH ALLOWS SUCH ADDITIONAL REIMBURSEMENTS

Background

        Under the Companies Law, an “Office Holder” is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title.

        According to the Companies Law, a company may indemnify an Office Holder against any monetary liability incurred in his or her capacity as an Office Holder, whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court. A company also may indemnify an Office Holder against reasonable litigation expenses including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in proceedings instituted against him or her by the company, on its behalf or by a third-party, in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent.

        The Companies Law has been amended (March 12, 2005) and now allows also for additional reimbursement of expenses, if such reimbursement is set forth in the articles of association of a company. Pursuant to this amendment, reasonable legal fees, including attorneys fees, incurred by an Office Holder in an investigatory proceeding or other proceeding filed by a governmental authority, which has terminated without the filing of criminal charges and without imposing a fine, or with imposing a fine in lieu of a criminal charge which does not require proof of criminal intent, would be allowed as an expenses that could be reimbursed by the Company.

        Currently, the Articles of Association of the Company (“Articles”) do not include such reimbursement because the Articles were adopted prior to the Companies Law amendment.

        The Compensation Committee, Audit Committee and Board of Directors have recently resolved that the Company should undertake to indemnify its Office Holders for such additional indemnification of expenses.

        In order to do so, the Companies Law requires such additional indemnification to be included in the Articles and therefore an amendment of the Articles is required.

        The amendment of the Articles as set out below, reflects the additional indemnification of expenses and additional changes made due to the Companies Law amendment, which amendment restricts the right to exculpate, indemnify and insure an Office Holder. The amendment also includes a provision dealing with priority of payment with respect to insurance coverage.

        In view of the above, the Company wishes to seek the approval of the shareholders at the Annual General Meeting for the amendment of our Articles and the amendment of our indemnification undertakings towards our Office Holders.

Board Recommendation and Required Vote

        The Board of Directors recommends that you vote FOR the amendment of the Articles as set out below, and approve the amendment of the Company’s undertaking towards the Office Holders pursuant to the indemnification allowable under the Articles:

    (i)        the amendment of the Articles as follows:

(a)	Article 65 – add additional new sub-articles 65(d) and 65(e):

“65(d)	Any other act which is insurable under the Law.

65(e)	If the insurance contract includes coverage for the company in addition to the coverage of the Office Holders, then the Office Holders shall have priority over the Company regarding receipt of insurance benefits under such contract.”

(b)	Article 66.1 add additional new sub-articles 66.1(c) and 66.1(d):

“66.1(c)	reasonable legal fees, including attorneys fees, incurred by an Office Holder in an investigatory proceeding or other proceeding filed by a governmental authority, which has terminated without the filing of criminal charges and without imposing a fine, or with imposing a fine in lieu of a criminal charge which does not require proof of criminal intent.

The termination of a proceedings without the filing of criminal charge in a matter in which a criminal investigations was initiated – means the closing of such file in accordance with Section 62 to the Criminal Procedure Act [Combined Version], 1982 (in this article the “Criminal Procedure Act”), or the stay of proceedings by the attorney general in accordance to section 231 of the Criminal Procedure.

“imposing a fine in lieu of a criminal charge” – a fine imposed in accordance with the law in lieu of a criminal procedure, including an administrative fine according to the Administrative Offense Law, 1985, a fine on offense that was determined as a fine offense in accordance with the Criminal Procedure Act, or fine.

66.1(d)	Any other obligation or expense which is allowable according to the Law.”

(c)	Article 66.2 – replace the whole of Article 62 with the following:

“66.2	The Company may undertake in advance to indemnify an OfficeHolder for obligation and expenses as set forth below

66.2(a)	for obligations and expenses as set out in Article 66.1(a) above, provided that such undertaking is limited to types of events which in the Boards’opinion are foreseeable at the time of providing the indemnity undertaking in view of the Company’s activities at that time, and in such amount and/or criteria as the Board deems foreseeable in view of the Company’s activities at the that time and the undertaking instrument shall such events, sums and criteria will be detailed.

66.2(b)	for obligations and expenses as set out in Articles 66.1(b) – 66.1(d) inclusive.”

(d)	Article 67 – delete the words “and retroactively” and add the following suffix to the article:

“Such wavier in advance shall not apply to breach of duty of care in a Distribution”

(e)	Add Article 69A as follows:

“69A	The provisions of Articles 65 – 68 shall not apply in the following cases: (a) breach of the duty of loyalty to the Company, unless the Office Holder acted in good faith and had reasonable foundation for presuming that the act would not harm the Company; (b) breach of a duty of care committed intentionally or recklessly; (c) act done with intent to make unlawful personal profit; or (d) fine or forfeit imposed upon the Office Holder, except for a conviction in a felony which does not require criminal intent.”

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.